UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FINAL**
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                            Ballard Medical Products
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    05856610
                                 (CUSIP Number)

                        Fee Filing Account No. 0001007027

          Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          ** This is the final amendment because the reporting person's beneficial ownership is now less than 5%.

          Cusip No. 05856610

          Item 1:   Reporting  person:     Dale  H.  Ballard

          Item 2:   Check the Appropriate  Box if a Member of a Group:
                    (b)

          Item 4:   Citizenship:  United States of America

          Item 5:   Sole Voting Power:  1,064,631

          Item 6:   Shared Voting Power:  None

          Item 7:   Sole Dispositive Power:  1,064,631

          Item 8:   Shared Dispositive Power:  None

          Item 9:   Aggregate  Amount  Beneficially   Owned  by   Each
                    Reporting Person:  1,064,631 (See Note 1)

          Item 11:  Percent of Class Represented  by Amount in Item 9:
                    3.66%

          Item 12:  Type of Reporting Person:  IN

          NOTES:

          Note 1 As of December 31, 1997, the reporting person's beneficial ownership of shares was as follows:

                         Dale H. Ballard Family Living Trust
                         (See Note 1)                          641,551

                         Alice B. Ballard Family Living Trust
                         (See Note 2)                          422,720

                         Indirect ownership through
                         Ballard Family Properties, Ltd.
                         ("BFP") (See Note 3)                      360

                         Total beneficial ownership          1,064,631

          Note 2 Dale H. Ballard is the sole Trustee of these trusts.

          Note 3    BFP is  a Utah limited partnership.   Neither Dale
                    H. Ballard nor his wife owns any partnership interest in BFP. Its sole general partner is Ballard Family Development Corporation ("BFDC"), 100% of whose shares are owned by Dale H. Ballard. BFDC owns a 1.02% interest in BFP. BFP owns 30,000 shares of Ballard Medical Products common stock. 1.02% of 30,000 shares = 360 shares.

                                    SIGNATURE

               After  reasonable  inquiry  and   to  the  best  of  my
          knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 26, 1998
                                             (Date)

                                             Dale H. Ballard
                                             (Signature)

                                             Dale H. Ballard
                                             (Name and Title)